2/28/06

To
The Board of Directors
Israel Technology Acquisition Corp.

We have been advised that, pursuant to the Agreement and Plan of Merger dated 2/28/06 ("Merger Agreement), by and among Israel Technology Acquisition Corp. ("ITAC"), [Merger Sub], a wholly-owned subsidiary of ITAC, and IXI Mobile Inc. ("IXI"), that IXI stockholders will receive in exchange for their securities, an aggregate of 7.818 million shares of ITAC common stock and up to an additional 10 million shares of ITAC common stock upon reaching certain operational and share price milestones (the "Merger Consideration"). The transaction described above is hereinafter, the "Merger".

We noted that up to 10 million additional shares of ITAC common stock may be issued based on revenue and earnings milestones in 2006, 2007 and 2008 as well as reaching share price definite levels.

We have been retained to render an opinion as to whether, on the date of such opinion (a) the Merger Consideration is fair, from a financial point of view, to ITAC's stockholders, and (b) fair market value of IXI is at least equal to 80% of the net asset value of ITAC.

We have not been requested to opine as to, and the opinion does not in any manner address, the relative merits of the Merger as compared to any alternative business strategy that might exist for ITAC, the decision on whether ITAC should complete the Merger, or other alternatives to the Merger that might exist for ITAC. The Merger Consideration was determined pursuant to negotiations between ITAC and IXI and not pursuant to recommendation of Trigger-Foresight.

In arriving at our opinion, we took into account an assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things:

•	Reviewed the financial terms of the Merger.

•	Discussions with ITAC managers

•
Reviewed financial and other information with respect to IXI, including the audited financial statements for the years 2003 and 2004, the un-audited financial statements for the 9 months ended September 30, 2004 and 2005,

•	Other financial information and projections prepared by IXI management, including a detailed 5 year plan.

•	Considered the historical financial results and present financial condition of IXI.

•	Reviewed and analyzed the free cash flow of IXI.

•	Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to IXI.

•	Conducted an indicative valuation using earnings and sales multiple method based upon comparable companies.

•	Reviewed and compared the net assets of ITAC to the indicated fair market value of IXI.

•	Reviewed the trends and forecasts for both the mobile operators market and the mobile handsets market.

•	Reviewed and discussed with IXI management certain financial and operating information furnished, including financial analyses with respect to their respective business and operations.

•	Performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by us without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances IXI management that they are not aware of any facts or circumstances that would make any such information inaccurate or misleading.

With respect to the financial information utilized, we assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which we could make our analysis and form an opinion. We have not made a physical inspection of the properties and facilities of IXI and have not made or obtain any evaluations or appraisals of the IXI assets or liabilities (contingent or otherwise). We have not attempted to confirm whether IXI has good title to its assets.

Our fair market evaluation of IXI was based on assessing the potential revenues and operating profits under three scenarios: pessimistic (failure) scenario, realistic scenario and optimistic scenario. All three scenarios differ both in revenues and profitability margins and they all represent business results that are inferior to IXI's current business plan.

IXI’s fair valuation is a weighted average of the present value of the valuations under the three scenarios.

The scenario methodology was employed due to our estimation that the volatility of the potential business result is very high. IXI has high potential since it addresses a very large and growing market. On the other hand, IXI is a small company with relatively low level of sales that operates in a changing and demanding competitive environment with customers that usually are very large compared to it.

Our Opinion is based upon fundamental assumptions and forecasts. The telecom equipment market is influenced by various external factors (such as regulation, standards, disruptive technologies, etc.) which create high level of uncertainty. Changes in these factors or among main variables are likely to vary the basis of the fundamental assumptions and forecasts, and therefore the evaluation results.

We assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We assumed that the Merger will be consummated substantially in accordance with the terms of the Merger Agreement without any further amendments to the financial terms, and that any amendments, revisions or waivers with respect to such terms will be detrimental to the stockholders of ITAC.

Our analysis and opinion are necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of 2/28/06. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligations to update review or reaffirm our opinion.

Our opinion is for the use and benefit of the Board of Directors in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to any ITAC stockholder as to how such stockholder should vote or proceed with respect to the Merger. We do not express any opinion as to the underlying valuation or future performance of either ITAC or IXI or the price at which any of ITAC securities would trade at any time in the future.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter:

•	The Merger Consideration is fair, from a financial point of view, to ITAC's stockholders and

•	The fair market value of IXI is at least equal to 80% of the net assets of ITAC.

In connection with our services, we will receive our fee upon the rendering of this opinion. Neither Trigger-Foresight nor its principals beneficially own any interest in ITAC or IXI. Trigger-Foresight has not provided any other services to ITAC or IXI and Trigger-Foresight’s fee for providing this opinion is not contingent on the completion of the Merger. In addition, ITAC has agreed to indemnify us for certain liabilities that may arise out of rendering this opinion.

Our Opinion is for the use and benefit of the ITAC Board of Directors and is rendered in connection with its consideration of the Merger and may not be used by ITAC for any other purpose or reproduced, disseminated, quoted or referred to by ITAC at any time, in any manner or for any purpose, without the prior written consent of Trigger-Foresight except that this opinion may be reproduced in full in, and references to the opinion and the underlying analyses, in form and substance reasonably satisfactory to Trigger-Foresight, and to Trigger- Foresight and its relationship with ITAC may be included in filings made by ITAC with the Securities and Exchange Commission and in any proxy statement or similar disclosure document disseminated to shareholders.

Truly yours,

/s/ Shally Tshuva
Shally Tshuva, Partner
Trigger-Foresight